LEAD INVESTOR

Nathan Buchan

I invested in Sunstate Laboratories because they solve a global issue with practical, affordable, eco-friendly solutions. David is a charismatic founder who has left no stone unturned to ensure his cleaning products live up to the expected quality consumers demand without compromising his environmental values. I am highly impressed by their growth with 472% YOY sales increase while establishing their distributions internationally. Plus, their range of cleaning tablets are consumables, which supports long term growth for the company. Coupled with a clear exit strategy, Sunstate Laboratories "ticks all the boxes" for me as an investment. I am pleased to be a part of their journey.

Invested $3,000 this round & $3,000 previously

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